Exhibit 99.2

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE FOURTH QUARTER 2021

AND FULL YEAR 2021

February 22, 2022

Investor Relations
phone: +49 6172 609 2525
email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation results excl. special items	page 9
Outlook 2022	page 10

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended December 31,				Twelve months ended December 31,
in € million, except share data	2021	2020	Change	Change at cc	2021	2020	Change	Change at cc
Health Care Services	3,621	3,406	6.3%	2.9%	13,876	14,114	-1.7%	1.9%
Health Care Products	1,026	994	3.3%	1.2%	3,743	3,745	-0.1%	1.6%
Total revenue	4,647	4,400	5.6%	2.5%	17,619	17,859	-1.3%	1.8%

Costs of revenue	3,328	3,026	10.0%	6.8%	12,542	12,322	1.8%	5.2%
Gross profit	1,319	1,374	-4.0%	-6.7%	5,077	5,537	-8.3%	-5.7%
Selling, general and administrative	823	906	-9.1%	-11.4%	3,096	3,134	-1.2%	1.6%
Research and development	68	52	29.2%	27.6%	221	194	13.9%	15.6%
Income from equity method investees	(21)	(46)	-54.5%	-54.8%	(92)	(95)	-2.5%	-2.4%
Operating income	449	462	-2.7%	-6.9%	1,852	2,304	-19.6%	-17.2%
Operating income margin	9.7%	10.5%			10.5%	12.9%

Interest income	(28)	(14)	95.7%	97.1%	(73)	(42)	74.4%	80.0%
Interest expense	95	98	-3.6%	-6.3%	353	410	-13.8%	-11.2%
Interest expense, net	67	84	-20.7%	-24.1%	280	368	-23.8%	-21.6%
Income before taxes	382	378	1.3%	-3.0%	1,572	1,936	-18.8%	-16.4%
Income tax expense	79	139	-43.2%	-45.7%	353	501	-29.5%	-27.3%
Net income	303	239	27.2%	21.8%	1,219	1,435	-15.1%	-12.6%
Net income attributable to noncontrolling interests	74	62	21.7%	18.4%	250	271	-8.0%	-4.7%
Net income attributable to shareholders of FMC-AG & Co. KGaA	229	177	29.1%	22.9%	969	1,164	-16.8%	-14.4%

Operating income	449	462	-2.7%	-6.9%	1,852	2,304	-19.6%	-17.2%
Depreciation, amortization and impairment loss	437	581	-24.9%	-27.1%	1,624	1,786	-9.1%	-6.5%
EBITDA	886	1,043	-15.1%	-18.1%	3,476	4,090	-15.0%	-12.5%
EBITDA margin	19.1%	23.7%			19.7%	22.9%

Weighted average number of shares	292,999,055	292,855,969			292,944,732	294,055,525

Basic earnings per share	€0.78	€0.61	29.0%	22.9%	€3.31	€3.96	-16.4%	-14.1%
Basic earnings per ADS	€0.39	€0.30	29.0%	22.9%	€1.65	€1.98	-16.4%	-14.1%

Statement of earnings	page 2 of 10	February 22, 2022

Segment information

	Three months ended December 31,				Twelve months ended December 31,
	2021	2020	Change	Change at cc	2021	2020	Change	Change at cc
Total
Revenue in € million	4,647	4,400	5.6%	2.5%	17,619	17,859	-1.3%	1.8%
Operating income in € million	449	462	-2.7%	-6.9%	1,852	2,304	-19.6%	-17.2%
Operating income margin	9.7%	0			10.5%	12.9%
Days sales outstanding (DSO)					62	50
Employees (full-time equivalents)					122,909	125,364

North America
Revenue in € million	3,156	2,983	5.8%	1.2%	12,088	12,478	-3.1%	0.3%
Operating income in € million	402	533	-24.5%	-28.5%	1,644	2,120	-22.4%	-19.8%
Operating income margin	12.7%	17.9%			13.6%	17.0%
Days sales outstanding (DSO)					44	26

EMEA
Revenue in € million	732	715	2.4%	2.2%	2,765	2,763	0.1%	1.0%
Operating income in € million	77	134	-42.1%	-41.7%	309	412	-24.9%	-24.5%
Operating income margin	10.6%	18.7%			11.2%	14.9%
Days sales outstanding (DSO)					88	90

Asia-Pacific
Revenue in € million	552	517	6.7%	4.6%	2,010	1,894	6.1%	6.9%
Operating income in € million	94	107	-12.0%	-12.1%	350	344	1.7%	3.4%
Operating income margin	17.0%	20.6%			17.4%	18.1%
Days sales outstanding (DSO)					103	110

Latin America
Revenue in € million	195	177	10.5%	17.4%	703	684	2.7%	16.0%
Operating income in € million	(2)	(186)	-99.1%	-99.0%	12	(157)	n.a.	n.a.
Operating income margin	-0.8%	-105.0%			1.7%	-22.9%
Days sales outstanding (DSO)					130	134

Corporate
Revenue in € million	12	8	44.0%	38.0%	53	40	34.9%	38.1%
Operating income in € million	(122)	(126)	-2.8%	-4.3%	(463)	(415)	11.7%	13.6%

cc = constant currency. Changes in revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items include the impact of changes in foreign currency exchange rates. We calculate these non-IFRS financial measures at constant exchange rates to show changes in our revenue, operating income, net income attributable to shareholders of FMC-AG & Co. KGaA and other items without giving effect to period-to-period currency fluctuations. Under IFRS, amounts received in local (non-euro) currency are translated into euro at the average exchange rate for the period presented. Once we translate the local currency for the constant currency, we then calculate the change, as a percentage, of the current period using the prior period exchange rates versus the prior period. The single quarter results are calculated as the variance between the current year-to-date results less the preceding quarter’s year-to-date which makes the single quarter subject to further foreign exchange fluctuation. This resulting percentage is a non-IFRS measure referring to a change as a percentage at constant currency. These currency-adjusted financial measures are identifiable by the designated term "Constant Currency".

Segment information	page 3 of 10	February 22, 2022

Balance sheet

	December 31	December 31
in € million, except for net leverage ratio	2021	2020
Assets
Current assets	7,967	7,275
Goodwill and intangible assets	15,821	14,340
Right of use assets	4,316	4,130
Other non-current assets	6,263	5,944
Total assets	34,367	31,689

Liabilities and equity
Current liabilities	7,258	6,056
Non-current liabilities	13,130	13,302
Total equity	13,979	12,331
Total liabilities and equity	34,367	31,689

Equity/assets ratio	41%	39%

Debt and lease liabilities
Short-term debt from unrelated parties	1,178	63
Short-term debt from related parties	78	17
Current portion of long-term debt	668	1,008
Current portion of lease liabilities from unrelated parties	640	588
Current portion of lease liabilities from related parties	21	21
Long-term debt, less current portion	6,647	6,800
Lease liabilities from unrelated parties, less current portion	3,990	3,764
Lease liabilities from related parties, less current portion	98	119
Total debt and lease liabilities	13,320	12,380
Minus: Cash and cash equivalents	(1,482)	(1,082)
Total net debt and lease liabilities	11,838	11,298

Reconciliation of adjusted EBITDA and net leverage ratio to the most directly comparable IFRS financial measures
Net income	1,219	1,435
Income tax expense	353	501
Interest income	(73)	(42)
Interest expense	353	410
Depreciation and amortization	1,586	1,587
Adjustments[1]	125	249
Adjusted EBITDA	3,563	4,140

Net leverage ratio	3.3	2.7

1 Acquisitions and divestitures made for the last twelve months with a purchase price above a €50 M threshold as defined in the Syndicated Credit Facility (2021: €13 M), non-cash charges, primarily related to pension expense (2021: €49 M; 2020: €50 M), impairment loss (2021: €38 M; 2020: €199 M) and costs related to the FME25 Program (2021: €25 M).

Balance sheet	page 4 of 10	February 22, 2022

Cash flow statement

	Three months ended December 31,		Twelve months ended December 31,
in € million	2021	2020	2021	2020
Operating activities
Net income	303	239	1,219	1,435
Depreciation / amortization / impairment loss	437	581	1,624	1,786
Change in working capital and other non-cash items	(71)	(236)	(354)	1,012
Net cash provided by (used in) operating activities	669	584	2,489	4,233
In percent of revenue	14.4%	13.3%	14.1%	23.7%

Investing activities
Purchases of property, plant and equipment and capitalized development costs	(266)	(306)	(854)	(1,052)
Proceeds from sale of property, plant and equipment	(3)	5	25	16
Capital expenditures, net	(269)	(301)	(829)	(1,036)

Free cash flow	400	283	1,660	3,197
In percent of revenue	8.6%	6.4%	9.4%	17.9%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(164)	(104)	(434)	(259)
Investments in debt securities	(66)	(66)	(129)	(96)
Proceeds from divestitures	50	2	52	14
Proceeds from sale of debt securities	26	15	144	42
Free cash flow after investing activities	246	130	1,293	2,898

Cash flow	page 5 of 10	February 22, 2022

Revenue development

						Same market
				Change	Organic	treatment
in € million	2021	2020	Change	at cc	growth	growth[1]
Three months ended December 31,
Total revenue	4,647	4,400	5.6%	2.5%	1.8%
Health Care Services	3,621	3,406	6.3%	2.9%	2.0%	-1.9%
Health Care Products	1,026	994	3.3%	1.2%	1.4%

North America	3,156	2,983	5.8%	1.2%	0.4%
Health Care Services	2,872	2,704	6.2%	1.6%	0.6%	-2.4	% 2
Health Care Products	284	279	2.0%	-2.2%	-2.0%

EMEA	732	715	2.4%	2.2%	1.9%
Health Care Services	359	337	6.5%	5.8%	5.2%	-2.1%
Health Care Products	373	378	-1.3%	-1.0%	-0.9%

Asia-Pacific	552	517	6.7%	4.6%	3.9%
Health Care Services	248	235	5.3%	5.3%	3.6%	2.8%
Health Care Products	304	282	7.8%	4.0%	4.1%

Latin America	195	177	10.5%	17.4%	19.5%
Health Care Services	135	125	8.3%	17.1%	20.3%	-1.5%
Health Care Products	60	52	15.6%	18.1%	17.9%

Corporate	12	8	44.0%	38.0%
Health Care Services	7	5	41.3%	31.9%
Health Care Products	5	3	49.0%	48.9%

Twelve months ended December 31,
Total revenue	17,619	17,859	-1.3%	1.8%	1.4%
Health Care Services	13,876	14,114	-1.7%	1.9%	1.3%	-1.9%
Health Care Products	3,743	3,745	-0.1%	1.6%	1.7%

North America	12,088	12,478	-3.1%	0.3%	-0.2%
Health Care Services	11,020	11,364	-3.0%	0.4%	-0.1%	-2.1	% 2
Health Care Products	1,068	1,114	-4.2%	-0.8%	-0.7%

EMEA	2,765	2,763	0.1%	1.0%	0.9%
Health Care Services	1,379	1,365	1.0%	2.0%	1.4%	-3.2%
Health Care Products	1,386	1,398	-0.9%	0.1%	0.3%

Asia-Pacific	2,010	1,894	6.1%	6.9%	6.6%
Health Care Services	942	876	7.5%	10.1%	9.4%	4.8%
Health Care Products	1,068	1,018	4.9%	4.2%	4.3%

Latin America	703	684	2.7%	16.0%	15.3%
Health Care Services	499	485	2.9%	18.2%	17.2%	-1.1%
Health Care Products	204	199	2.2%	10.7%	10.9%

Corporate	53	40	34.9%	38.1%
Health Care Services	36	24	50.1%	55.2%
Health Care Products	17	16	10.6%	10.7%

1 Same market treatment growth = organic growth less price effects.

2 U.S. (excl. Mexico), same market treatment growth North America: -2.5% for the three and the twelve months ended December 31, 2021.

Revenue development	page 6 of 10	February 22, 2022

Key metrics Dialysis Care Services

	Twelve months ended December 31, 2021
		Growth			Growth		Growth
	Clinics	in %	De novos	Patients	in %	Treatments	in %
Total	4,171	2%	74	345,425	0%	52,871,887	-1%

North America	2,695	2%	33	209,291	0%	32,334,280	-2%
EMEA	821	2%	19	65,599	-1%	9,885,319	-3%
Asia-Pacific	405	1%	16	33,760	2%	4,766,472	2%
Latin America	250	0%	6	36,775	-1%	5,885,816	0%

Key metrics	page 7 of 10	February 22, 2022

Quality data1

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020
Kt/V ≥ 1.2	97	97	93	93	93	91	94	94
Hemoglobin = 10-12 g/dl	72	71	82	82	49	48	51	52
Calcium = 8.4-10.2 mg/dl	84	81	81	78	76	73	70	72
Albumin ≥ 3.5 g/dl	83	80	89	90	90	89	88	91
Phosphate ≤ 5.5 mg/dl	56	59	79	80	75	76	67	64
Patients without catheter (after 90 days)	78	79	76	77	78	78	80	81
in days
Days in hospital per patient year	10.0	9.7	7.5	7.7	4.0	4.0	4.0	3.5

1 Definitions cf. Annual Report 2021, Section "Non-Financial Group Report"

Quality data	page 8 of 10	February 22, 2022

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures

							Results excl. special items
			Results 2021			Results 2020
	Results	FME25	excl. special	Results	Impairment	excl. special
in € million, except share data	2021	Program	items	2020	Charge[1]	items	Change	Change at cc
Three months ended December 31,
Total revenue	4,647		4,647	4,400		4,400	5.6%	2.5%

EBITDA	886	5	891	1,043		1,043	-14.6%	-17.6%

Total operating income	449	43	492	462	195	657	-25.0%	-27.8%
North America	402	23	425	533		533	-20.2%	-24.1%
EMEA	77	13	90	134		134	-32.4%	-31.8%
Asia-Pacific	94		94	107		107	-12.0%	-12.1%
Latin America	(2)		(2)	(186)	195	9	n.a	n.a
Corporate	(122)	7	(115)	(126)		(126)	-8.0%	-9.6%

Interest expense, net	67		67	84		84	-20.7%	-24.1%

Income tax expense	79	9	88	139		139	-37.2%	-39.5%

Net income attributable to noncontrolling interests	74		74	62		62	21.7%	18.4%

Net income[2]	229	34	263	177	195	372	-29.2%	-31.9%

Basic earnings per share	€0.78	€0.12	€0.90	€0.61	€0.66	€1.27	-29.3%	-32.0%

Twelve months ended December 31,
Total revenue	17,619		17,619	17,859		17,859	-1.3%	1.8%

EBITDA	3,476	25	3,501	4,090		4,090	-14.4%	-11.9%

Total operating income	1,852	63	1,915	2,304	195	2,499	-23.4%	-21.1%
North America	1,644	29	1,673	2,120		2,120	-21.1%	-18.3%
EMEA	309	13	322	412		412	-21.7%	-21.3%
Asia-Pacific	350		350	344		344	1.7%	3.4%
Latin America	12		12	(157)	195	38	-68.5%	-69.9%
Corporate	(463)	21	(442)	(415)		(415)	6.8%	8.6%

Interest expense, net	280		280	368		368	-23.8%	-21.6%

Income tax expense	353	14	367	501		501	-26.7%	-24.5%

Net income attributable to noncontrolling interests	250		250	271		271	-8.0%	-4.7%

Net income[2]	969	49	1,018	1,164	195	1,359	-25.1%	-23.0%

Basic earnings per share	€3.31	€0.17	€3.48	€3.96	€0.66	€4.62	-24.8%	-22.7%

1 Impairment of goodwill and trade names in the Latin America Segment

2 Attributable to shareholders of FMC-AG & Co. KGaA

Reconciliation results excl. special items	page 9 of 10	February 22, 2022

Outlook 2022

Outlook 2022
	Results 2021	(at Constant Currency, except for ROIC)
Revenue[1]	€17,619 M	growth: low-to-mid-single-digit percentage rate
Revenue growth at Constant Currency[1]		growth: low-to-mid-single-digit percentage rate
Operating income[1]	€1,915 M	growth: low-to-mid-single-digit percentage rate
Net income[1,2]	€1,018 M	growth: low-to-mid-single-digit percentage rate
Net income[2] growth at Constant Currency[1]		growth: low-to-mid-single-digit percentage rate
ROIC[1]	5.1%	≥ 5.0%

1 Outlook 2022 is based on the assumptions outlined in the press release for the fiscal year and fourth quarter of 2021 and excludes special items. Special items include further costs related to the FME25 program and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. The growth rates are based on the results 2021 excluding the costs related to the FME25 program (€63 M for operating income and €49 M for net income).

2 Net income attributable to shareholders of FMC-AG & Co. KGaA.

Outlook 2022	page 10 of 10	February 22, 2022